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                                                                    EXHIBIT 99.2

FOR IMMEDIATE RELEASE


CONTACTS:
Media                                              Investors
Rita Srinivasan                                    Larry James
65.360.4368                                        1.408.941.1110
ritasrinivasan@charteredsemi.com                   jamesl@charteredsemi.com

Maggie Tan                                         Suresh Kumar
65.360.4705                                        65.360.4376
tanmaggie@charteredsemi.com                        sureshk@charteredsemi.com

Barbara Kalkis
Maestro Public Relations
1.408.996.9975
kkalkis@compuserve.com



                        CHARTERED SEMICONDUCTOR ANNOUNCES
                     PRELIMINARY FIRST QUARTER 2000 RESULTS


SINGAPORE -- APRIL 6, 2000 -- Chartered Semiconductor Manufacturing Ltd (Nasdaq:
CHRT and SGX-ST: CHARTERED) today announced preliminary results for the first quarter ended March 31, 2000, subject to final review and confirmation.

Preliminary results for first quarter ended March 31, 2000 and comparison to first quarter ended March 31, 1999 are as follows:


                                                       Three months ended (unaudited)
                                                    March 31, 1999        March 31, 2000
US Dollars                                         (in millions, except per share data)
Net revenue ................................              $130.8              $238.4
Gross profit ...............................                12.7                84.1
Operating income (loss) ....................               (27.9)               29.2
Net income (loss) ..........................               (34.9)               37.8
Diluted net income (loss) per ADS: .........              $(0.35)             $ 0.29
Diluted net income (loss) per ordinary share              $(0.04)             $ 0.03


ABOUT CHARTERED

Chartered Semiconductor Manufacturing Ltd (Nasdaq: CHRT and SGX-ST: CHARTERED) is one of the world's leading independent foundries providing wafer fabrication services. Guided by the tenets of trust, service, partnership, advanced technology and stability, the Company aims to provide world-class semiconductor foundry services that enable customers to create and deliver market-leading system-level solutions. Chartered operates five fabrication facilities that serve high-growth, technologically advanced applications such as communications and networking.
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Headquartered in Singapore, Chartered employs approximately 3400 people at its
11 locations in North America, Asia and Europe.

Chartered completed its global initial public offering in October 1999 and is traded in the United States on Nasdaq and in Singapore on the Singapore Exchange Securities Trading Limited (SGX-ST). For more information, visit the company's website, www.charteredsemi.com.

SAFE HARBOR STATEMENT UNDER THE PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to the Company's preliminary results for the first quarter ending March 31, 2000 and reflect the Company's current views with respect to these results, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from those anticipated. For example, upon final review and confirmation, the Company's preliminary results for the first quarter ended March 31, 2000 could be revised. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. A description of certain of the risks and uncertainties which could cause actual results to differ materially from those indicated in the forward-looking statements can be found in the section captioned "Risk Factors" in the Company's Annual Report on Form 20-F filed with the U.S. Securities and exchange Commission. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



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